UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Miami Beach, Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 331,273
	8.	SHARED VOTING POWER 289,232
	9.	SOLE DISPOSITIVE POWER 331,273
	10.	SHARED DISPOSITIVE POWER 289,232
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,505
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of The Herzfeld Caribbean Basin Fund, Inc. (CUBA) (the “Issuer”).  The address of the principal executive offices of the Issuer is:

119 Washington Avenue, Suite 504
Miami Beach, FL 33139

Item 2.  Identity and Background.

(a)
This statement is filed on behalf of Thomas J. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“advisory clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

(b)	The principal business address of the Reporting Person is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(c)	The Reporting Person is the Chairman of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser whose principal place of business is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

All funds used to purchase common stock were assets of the Reporting Person or respective investment advisory clients.  In addition, none of the funds used to purchase the common stocks were provided through borrowings of any nature.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the common stock for investment purposes in consideration of the future prospects of the Issuer as an effective long-term investment.  The Reporting Persons may acquire additional shares of common stock, or dispose of the shares of common stock, from time to time, in open market or privately negotiated transactions.  Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)
The aggregate number of common stock to which this Schedule 13D relates is 620,505 common stock representing 10.12% of the 6,133,659 shares outstanding as reported by the issuer as of December 31, 2016.

(b)
With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 331,273 shares of common stock.  With respect to the Accounts, the Reporting Person beneficially owns, with shared power to vote and/or dispose of 289,232 shares of common stock.

(c)
Prior to December 23, 2016 the Reporting Person owned 321,310 shares of common stock. Prior to December 23, 2016 advisory clients owned 229,327 shares of common stock. On December 23, 2016 through open market purchases the advisory clients bought a total of 18,840 shares of common stock at the price of $6.7565 per share. On December 23, 2016 through open market purchases the Reporting Person bought a total of 160 shares of common stock at the price of $6.7565 per share. On December 28, 2016 through the Fund’s Dividend Reinvestment Plan the Reporting Person received a total of 2,077 shares at the reinvestment price. On December 29, 2016 through open market purchases the advisory clients bought a total of 500 shares of common stock at the price of $6.75 per share. On December 30, 2016 through open market purchases the advisory clients bought a total of 3,185 shares of common stock at the price of $6.76 per share. On January 12, 2017 through open market purchases the Reporting Person bought a total of 400 shares of common stock at the price of $6.49 per share. On January 13, 2017 through open market purchases the Reporting Person bought a total of 2,326 shares of common stock at the price of $6.49 per share. On January 17, 2017 through open market purchases the Reporting Person bought a total of 5,000 shares of common stock at the price of $6.4803 per share. On January 23, 2017 an advisory client closed an account and transferred 3,099 shares from the Advisor. On February 3, 2017 an advisory client directed a sale of 1,070 shares at $6.74 per share. On February 27, 2017 through open market purchases the advisory clients bought a total of 2,665 shares of common stock at the price of $6.7778 per share. On February 28, 2017 through open market purchases the advisory clients bought a total of 1,240 shares of common stock at the price of $6.82 per share. On March 1, 2017 through open market purchases the advisory clients bought a total of 29,031 shares of common stock at the price of $6.88 per share. On March 3, 2017 through open market purchases the advisory clients bought a total of 2,829 shares of common stock at the price of $6.88 per share. On March 6, 2017 through open market purchases the advisory clients bought a total of 100 shares of common stock at the price of $6.86 per share. On March 7, 2017 through open market purchases the advisory clients bought a total of 410 shares of common stock at the price of $6.85 per share. On March 8, 2017 through open market purchases the advisory clients bought a total of 2,358 shares of common stock at the price of $6.85 per share. On March 9, 2017 through open market purchases the advisory clients bought a total of 2,916 shares of common stock at the price of $6.86 per share.

(d)
The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock.  To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Herzfeld Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld
Thomas J. Herzfeld Chairman

March 10, 2017
Date